UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CNS Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

18978H201

(CUSIP Number)

Cortice Biosciences, Inc.

1345 Avenue of the Americas, 42nd Floor

New York, NY 10105

(212) 901-1999

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

July 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18978H201

1.	NAME OF REPORTING PERSON Cortice Biosciences, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 573,368
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 573,368
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 573,368
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $0.001 (the “Common Stock”), of CNS Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2100 West Loop South, Suite 900, Houston, Texas 77027.

Item 2.	Identity and Background

This Schedule 13D is being filed by Cortice Biosciences, Inc. (the “Reporting Person”). This Statement relates to the shares of Common Stock beneficially owned by the Reporting Person.

The Reporting Person is a Delaware corporation with a principal place of business located at 1345 Avenue of the Americas, 42nd Floor, New York, New York 10105. The principal business of the Reporting Person is to operate as a clinical-stage company developing novel therapies for the treatment of oncologic and neurologic indications, including holding and developing certain right, title, and interest in the intellectual property rights related to certain patents around the compound TPI 287. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of the Reporting Person. To the best of the Reporting Person’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

During the last five years, neither the Reporting Person nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The 573,368 shares of Common Stock beneficially owned by the Reporting Person were issued to the Reporting Person by the Issuer in consideration for entry into the Exclusive License Agreement, as described in Item 6 below.

Item 4.	Purpose of the Transaction

All of the shares of Common Stock reported on this Statement were acquired for investment purposes. The Reporting Person intends to review its holdings in the Issuer on a continuing basis and as part of this ongoing review evaluate various alternatives that are or may become available with respect to the Issuer and its securities. Except as otherwise set forth in this Statement, neither the Reporting Person nor, to the best of its knowledge, any of the other persons identified in response to Item 2 hereof, has any plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

(a) The Reporting Person may from time to time and at any time in its sole discretion acquire, or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose, or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Person may determine in its sole discretion, through public or private transactions or otherwise.

The Reporting Person reserves the right to and may, from time to time and at any time, in its sole discretion, formulate and implement other purposes, plans or proposals regarding the Issuer or any of its subsidiaries or affiliates or any of their equity or debt securities or instruments that relate to or would result in the occurrence of any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D as the Reporting Person may deem advisable in its sole discretion. The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that the Reporting Person will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 6 to this Statement is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer

(a) – (b) As of the date hereof, the Reporting Person directly beneficially owns 573,368 shares of Common Stock, representing 5.7% of the shares of Common Stock outstanding. The Reporting Person may be deemed to have (x) the sole power to direct the disposition of 573,368 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person as described above and (y) the sole power to direct the voting of the 573,368 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person as described above.

(c) Except as reported on this Statement, the Reporting Person has not engaged in any transaction during the past 60 days involving the shares of Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 29, 2024, the Reporting Person entered into an Exclusive License Agreement and Stock Purchase Agreement (collectively, the “Cortice Agreements”) with the Issuer pursuant to which the Reporting Person granted to the Issuer an exclusive license to the intellectual property rights related to certain patents around the compound TPI 287 in the United States, Canada, Mexico and Japan. The term of the license will expire, other than due to a breach of the Cortice Agreements, at the end of the royalty term with respect to any licensed product in any of the included territories, which begins upon the first commercial sale in such territory and ends on the latest of (i) ten years after such sale, (ii) the expiration of regulatory or marketing exclusivity for such licensed product in such country, or (c) the expiration of the last to expire valid patent claim in such country covering such licensed product.

Pursuant to the Cortice Agreements, the Issuer agreed to issue to the Reporting Person 573,368 shares of Common Stock upon the closing of the transaction, and 43,330 shares of Common Stock upon the receipt of shareholder approval of such issuance as required by the rules of the Nasdaq Stock Market. The Issuer also agreed to make milestone payments to the Reporting Person in either cash or shares of Common Stock (at the Reporting Person’s option) upon: (i) meeting the primary endpoint of pivotal trial for a licensed product – either $15.0 million or 411,132 shares of Common Stock; (ii) FDA acceptance of an New Drug Application for a licensed product – either $30.0 million or 822,264 shares of Common Stock; (iii) the first commercial sale in the United States of a licensed product – either $45.0 million or 1,233,395 shares of Common Stock; and (iv) the first commercial sale in Japan of a licensed product – either $10.0 million or 205,566 shares of Common Stock. The Issuer’s obligation to pay the above milestones in Common Stock is subject to the receipt of shareholder approval as required by the rules of the Nasdaq Stock Market. The Issuer also agreed to pay to the Reporting Person royalties on sales of licensed products of between 3.0%-7.5%. Finally, to the extent the Reporting Person is required to pay any milestone payments to the original holder of the intellectual property rights licensed, the Issuer has agreed to make such payments to The Reporting Person.

The foregoing descriptions of the Exclusive License Agreement and Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Exclusive License Agreement and Stock Purchase Agreement, respectively, which are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Exclusive License Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on July 30, 2024).

Exhibit 2	Stock Purchase Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on July 30, 2024).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 2, 2024

CORTICE BIOSCIENCES, INC.

By:	/s/ Michael Weiser
Name: Michael Weiser
Title: Director

Schedule A

Directors and Executive Officers

The business address of each director and executive officer of the Reporting Person is c/o Cortice Biosciences, Inc., 1345 Avenue of the Americas, New York, New York 10105.

Cortice Biosciences, Inc.

Name and Positions	Present Principal Occupation or Employment
Michael Weiser, Director and Co-President	Co-Chief Executive Officer of Actin Biomed LLC

Jason Stein, Director and Co-President	Co-Chief Executive Officer of Actin Biomed LLC

Stephen Rocamboli, Director	Chief Executive Office of Sirpant Immunotherapeutics